MAIL STOP 4-6

August 10, 2004

Charles A. Mele, Esquire
Executive Vice President and
     General Counsel
WebMD Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

Re:	WebMD Corporation
	Preliminary Schedule 14A
	File No. 0-24975
	Filed on August 2, 2004

Dear Mr. Mele,

We have limited review of your above-referenced filings to matters below. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary 14A
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
2. We note that, subject to shareholder approval, Proposal 2 provides that the Certificate of Incorporation will be amended to modify the your Convertible Redeemable Exchangeable Preferred Stock. Accordingly, please revise your proxy to include the information required by Item 12 of Schedule 14A, including the proper financial information required by Item 13(a) of Schedule 14A, disclosure stating the reasons for the proposed modification and the effect of the modification upon the rights of existing security holders. If you believe that the information required by Item 13(a) of Schedule 14A is not material in accordance with Instruction 1 to Item 13, supplementally provide a detailed analysis of the basis for your belief.
3. Please revise to disclose your accounting treatment of the modified Redeemable Exchangeable preferred stock, as well as any other potential financial statement effect on your investors as a result of this modification. Also, revise to disclose any tax consequences to investors that may result from the modification to your Redeemable Exchangeable Preferred stock.
4. You disclose that WebMD is amending its Certificate of Incorporation to designate and authorize the issuance of one or more new series of preferred stock with voting powers by creating a new class of 4,990,000 shares of preferred stock. Please revise to disclose whether you have any plans, proposals or arrangements to issue any of the newly formed class of preferred stock for any corporate purpose. If so, please disclose by including a materially complete description of the corporate purpose. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the authorized shares of preferred stock.


Closing Comments

Please provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See Item 101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman, Special Counsel at (202) 942-1818. If you need additional assistance, you may contact me at
(202) 942-1800.


								Sincerely,



								Barbara C. Jacobs
								Assistant Director


cc:	Via Facsimile:  (212) 848-7179
	Stephen T. Giove, Esquire
	Shearman & Sterling
	599 Lexington Avenue
	New York, New York 10022

WebMD Corporation
PRE14A
August 10, 2004
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